Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-256391

June 9, 2021

KANZHUN LIMITED

KANZHUN LIMITED, or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may get these documents and other documents the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs (Asia) L.L.C. at 1-866-471-2526, Morgan Stanley & Co. LLC, at 1-866-718-1649, and UBS Securities LLC at 1-888-827-7275.

You may also access the Company’s most recent prospectus dated June 9, 2021, which is included in Amendment No. 5 to the Company’s registration statement on Form F-1, as filed with the SEC via EDGAR on June 9, 2021, or Amendment No.  5, by visiting EDGAR on the SEC website at: https://www.sec.gov/Archives/edgar/data/1842827/000119312521186653/d151203df1a.htm

The following information supplements and updates the information contained in the Company’s Amendment No. 5 to its registration statement on Form F-1 dated June 9, 2021. All references to page numbers are to page numbers in Amendment No. 5.

(1) Replace the second page of the graphics immediately preceding the table of contents with the following:

OPERATING DATA

AVERAGE MAU OF BOSS ZHIPIN APP

24.9M
Average MAU for the Three Months Ended March 31, 2021

71.8%
YoY Growth Rate

VERIFIED USERS AS OF MARCH 31, 2021

85.8M
Verified Job Seekers

13.0M
Verified Enterprise Users[1]
66% are Bosses

FINANCIALS

In 2020 | For the Three Months Ended March 31, 2021

REVENUES

In 2020: RMB **1.9B**
YoY Growth Rate of 94.7%

For the Three Months Ended March 31, 2021: RMB **788.5M**
YoY Growth Rate of 179.0%

CALCULATED CASH BILLINGS[2]

In 2020: RMB **2.5B**
YoY Growth Rate of 89.7%

For the Three Months Ended March 31, 2021: RMB **1.2B**
YoY Growth Rate of 281.0%

NET LOSS

In 2020: RMB **941.9M**
YoY Increase Rate of 87.6%

For the Three Months Ended March 31, 2021: RMB **176.2M**
YoY Decrease Rate of 36.8%

ADJUSTED NET LOSS[2]

In 2020: RMB **284.7M**
YoY Decrease Rate of 39.2%

For the Three Months Ended March 31, 2021: RMB **127.5M**
YoY Decrease Rate of 51.4%

1. "Enterprise Users" refers to Bosses and recruiting professionals
2. For discussions of calculated cash billings and adjusted net loss and reconciliation of calculated cash billings to revenues and reconciliation of adjusted net loss to net loss, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures."

Summary Consolidated Financial Data

(2) Amend the line items “Pro forma net loss per share attributable to ordinary shareholders, basic and diluted (unaudited)” and “Pro forma weighted-average ordinary shares outstanding, basic and diluted (unaudited)” on page 18 as follows:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share amount and per share data)
Pro forma net loss per share attributable to ordinary shareholders, basic and diluted(2) (unaudited)					(2.33)
Pro forma weighted-average ordinary shares outstanding, basic and diluted(2) (unaudited)					712,353,207

(3) Amend note 2 on pages 18 and 19 to read as follows:

(2)

Unaudited pro forma basic and diluted net loss per share was computed to give effect to: (1) the automatic conversion of all issued and outstanding convertible preferred shares into 551,352,134 ordinary shares immediately prior to the completion of this offering, using the “if converted” method as if the conversion and reclassification had occurred as of the beginning of the year; (2) recording unrecognized compensation expense related to certain stock options with direct connection with the completion of this offering as if the performance condition for these stock option had been achieved; and (3) recording estimated share-based compensation expense related to the issuance of 24,745,531 Class B ordinary shares to TECHWOLF LIMITED immediately after the listing of our ADSs on the Nasdaq Global Select Market, which is currently estimated on a preliminary basis using the midpoint of the estimated initial public offering price range shown on the front cover of this prospectus and is subject to change pending the final initial public offering price. The following table presents the reconciliations (i) from net loss per share attributable to ordinary shareholders to pro forma net loss per share attributable to ordinary shareholders, and (ii) from weighted average ordinary shares outstanding to pro forma weighted average ordinary shares outstanding.

(in RMB in thousands, except for share and per share data)

For the Three Months Ended March 31, 2021
Numerator
Net loss attributable to ordinary shareholders	(268,442)
Pro forma adjustment for conversion of preferred shares	92,263
Pro forma adjustment for unrecognized share-based compensation expenses	(22,154)
Pro forma adjustment for estimated share-based compensation expense related to issuance of Class B ordinary shares to TECHWOLF LIMITED	(1,459,150)

Numerator for pro forma basic and diluted loss per share	(1,657,483)

Denominator
Weighted average number of ordinary shares used in computing net loss per share	136,255,542
Pro forma effect of conversion of preferred shares	551,352,134
Pro forma effect of issuance of Class B ordinary shares to TECHWOLF LIMITED	24,745,531

Denominator for pro forma basic and diluted loss per share	712,353,207

Pro forma net loss per share, basic and diluted	(2.33)

Risk Factors

(4) Amend the third sentence of the risk factor under the heading “We have granted and expect to continue to grant share-based awards in the future under our share incentive plan, which may result in increased share-based compensation expenses.” on page 43 as follows:

As of the date of this prospectus, 137,177,211 options to purchase our Class A ordinary shares have been granted and outstanding, excluding options that were forfeited or canceled after the relevant grant dates.

Dilution

(5) Amend the second sentence of the last paragraph on page 85 as follows:

As of the date of this prospectus, there are 137,177,211 outstanding options with a weighted average exercise price of US$1.83 per share.

Selected Consolidated Financial Data

(6) Amend the line items “Pro forma net loss per share attributable to ordinary shareholders, basic and diluted (unaudited)” and “Pro forma weighted-average ordinary shares outstanding, basic and diluted (unaudited)” on page 93 as follows:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share amount and per share data)
Pro forma net loss per share attributable to ordinary shareholders, basic and diluted(2) (unaudited)					(2.33)
Pro forma weighted-average ordinary shares outstanding, basic and diluted(2) (unaudited)					712,353,207

(7) Amend note 2 on pages 93 and 94 to read as follows:

(2)

Unaudited pro forma basic and diluted net loss per share was computed to give effect to: (1) the automatic conversion of all issued and outstanding convertible preferred shares into 551,352,134 ordinary shares immediately prior to the completion of this offering, using the “if converted” method as if the conversion and reclassification had occurred as of the beginning of the year; (2) recording unrecognized compensation expense related to certain stock options with direct connection with the completion of this offering as if the performance condition for these stock option had been achieved; and (3) recording estimated share-based compensation expense related to the issuance of 24,745,531 Class B ordinary shares to TECHWOLF LIMITED immediately after the listing of our ADSs on the Nasdaq Global Select Market, which is currently estimated on a preliminary basis using the midpoint of the estimated initial public offering price range shown on the front cover of this prospectus and is subject to change pending the final initial public offering price. The following table presents the reconciliations (i) from net loss per share attributable to ordinary shareholders to pro forma net loss per share attributable to ordinary shareholders, and (ii) from weighted average ordinary shares outstanding to pro forma weighted average ordinary shares outstanding.

(in RMB in thousands, except for share and per share data)

For the Three Months Ended March 31, 2021
Numerator
Net loss attributable to ordinary shareholders	(268,442)
Pro forma adjustment for conversion of preferred shares	92,263
Pro forma adjustment for unrecognized share-based compensation expenses	(22,154)
Pro forma adjustment for estimated share-based compensation expense related to issuance of Class B ordinary shares to TECHWOLF LIMITED	(1,459,150)

Numerator for pro forma basic and diluted loss per share	(1,657,483)

Denominator
Weighted average number of ordinary shares used in computing net loss per share	136,255,542
Pro forma effect of conversion of preferred shares	551,352,134
Pro forma effect of issuance of Class B ordinary shares to TECHWOLF LIMITED	24,745,531

Denominator for pro forma basic and diluted loss per share	712,353,207

Pro forma net loss per share, basic and diluted	(2.33)

Management

(8) Amend the first sentence of the sixth paragraph on page 176 as follows:

As of the date of this prospectus, our consultants and employees other than directors and executive officers hold options to purchase 117,298,259 Class A ordinary shares, with a weighted average exercise price of US$1.93 per share.

Related Party Transactions

(9) Add the following sentence at the end of the first paragraph under the heading “Transactions with Our Shareholders and Related Entities” on page 180:

On May 21, 2021, we approved the issuance of 24,745,531 Class B ordinary shares to TECHWOLF LIMITED, controlled by Mr. Zhao, immediately after the listing of our ADSs on the Nasdaq Global Select Market.

Description of Share Capital

(10) Amend the second sentence of the third paragraph on page 192 as follows:

The aggregate number of outstanding options issued in the past three years is 89,238,791.

Notes to the Condensed Consolidated Financial Statements

(11) Amend the first sentence of the second paragraph under note 20 on page F-106 as follows:

In connection with the reissuance of the unaudited interim condensed consolidated financial statements, the Group has evaluated subsequent events through June 9, 2021, the date the financial statements are reissued.

(12) Amend the third paragraph under note 20 on page F-106 to read as follows:

On May 21, 2021, the Company resolved certain Board resolutions. Firstly, the board of directors and shareholders approved to issue 24,745,531 Class B ordinary shares to TECHWOLF LIMITED, controlled by Mr. Peng Zhao, Founder and CEO of the Group, at a par value of US$0.0001 per share, immediately after the listing of the Company’s American Depositary Shares (“ADSs”) on the Nasdaq Global Select Market. As a result of the issuance of the Class B ordinary shares, the Company estimated related total share-based compensation expenses of approximately US$ 222.7 million, using the midpoint of the estimated public offering price range shown on the front cover of the preliminary prospectus, to be recorded in its consolidated financial statements upon the completion of the IPO. Additionally, immediately prior to the completion of the IPO, the Company’s authorized shares will be increased from 1,500,000,000 shares to 2,000,000,000 shares.

(13) Add the following paragraph at the end of note 20 on page F-106:

From April to June 2021, the Company granted 21,716,561 shares of options to its employees and several non-employees. Except for the share options vested immediately upon granting to a few non-employees, all other share options granted are subject to service conditions, only. As a result of these share options granted, the Company estimated total share-based compensation expense of approximately US$136.8 million to be recognized in the future periods starting from April 2021 in its consolidated financial statements.

Part II — Information Not Required in Prospectus

(14) Amend the last entry under Item 7 on page II-2 as follows:

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Options
Certain employees and consultants	Various dates	89,238,791 outstanding options	Past and future services provided by these individuals to us